Mail Stop 3561

July 16, 2009

Ronald D. Cook
Executive Vice President, General Counsel & Corporate Secretary
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re:**   **Fidelity National Information Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 9, 2009**
> **File No. 333-158960**

Dear Mr. Cook:

We have reviewed your response letter and amendment to your registration statement on Form S-4 filed July 9, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form S-4
FIS Proposal 1 and Metavante Proposal 1: The Merger, page 39
Background of the Merger, page 39

1. We reissue comment five of our July 1, 2009 letter. We understand that you hired Banc of America and Goldman, Sachs & Co. because of their prior experience with you and knowledge of your business, but your revised disclosure does not clarify what factor(s) led you to determine that it was necessary to retain two financial advisors as opposed to one, considering they were retained to perform identical roles. In your revisions, please also address whether the fee paid or to be paid to each advisor is in any way affected by the fact that there are two advisors.

2. We note your response to comment six of our July 1, 2009 letter and your revised disclosure on page 42. Please further revise your disclosure to address whether Metavante's board made a determination as to whether there were any reasonably available "strategic alternatives [that were] capable of producing comparable long-term

value for Metavante's shareholders." Please also further revise your disclosure, in an appropriate location, to clarify whether at any time Metavante's board considered any alternative transactions in the context of its analysis of Fidelity's proposal. In this regard, we understand that no specific alternative transactions were considered by Metavante's board at the March 29, 2009 meeting.

Material United States Federal Income Tax Consequences of the Merger, page 95

3. We note that your tax counsel, Deloitte Tax LLP, and Metavante's tax counsel, Kirkland and Ellis LLP, have issued short form opinions which you have filed as Exhibits 8.1 and 8.2, respectively. Your prospectus must state clearly that the discussion provided under the above subheading is the opinion of Deloitte Tax LLP or Kirkland and Ellis LLP, as applicable. Please revise.

Exhibit 5.1 Opinion of Ronald D. Cook

4. Please revise the third paragraph of the legal opinion to remove any implication that it cannot be relied upon as part of your filing. We understand that counsel has consented to including the opinion as an exhibit, but we note the statement that the opinion "may not be relied upon by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose…".

5. We note that your legal opinion is limited to the federal law of the United States of America and the Georgia Business Corporation Code. Please arrange for counsel to separately confirm to us in writing that they concur with our understanding that the reference and limitation to "Georgia Business Corporations Code" includes the statutory provisions and all applicable provisions of the Georgia Constitution and reported judicial decisions interpreting these laws.

6. Please have counsel revise the signature block of the legal opinion to provide the capacity in which Mr. Cook is executing the opinion.

Exhibit 8.1 Opinion of Deloitte Tax LLP and Exhibit 8.2 Opinion of Kirkland and Ellis LLP

7. Please file revised tax opinions that state, if accurate, that the discussion in the tax consequences section of your prospectus constitute counsels' opinion. It is not sufficient for counsel to state that such discussion is correct or accurate.

8. With respect to the tax opinion rendered by Kirkland and Ellis, LLP, we note the assumption that "each party has, or will have, the power, corporate or other, to enter into and perform all obligations thereunder, and [they] have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by each party indicated in the documents…" This assumption is overbroad. Please limit

this assumption to cover only the power and authority of all parties to the documents other than Metavante.

9. With respect to the tax opinion rendered by Kirkland and Ellis, LLP, we note that counsel is under "no obligation to supplement or revise [their] opinion letter to reflect any legal developments or factual matters arising subsequent to the date hereof...." Please have counsel revise the opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Matthew M. Guest, Esq.
       Wachtell, Lipton, Rosen & Katz
       (Via Facsimile)